SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2007

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________




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                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1. Press Release re 012 Smile.Communications to Deploy Extensive WiFi Internet Access System for Sheba Medical Center dated December 26, 2007.




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                                                                          ITEM 1


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Press Release                               Source: 012 Smile.Communications Ltd

012 Smile.Communications to Deploy Extensive WiFi Internet Access System for Sheba Medical Center

Wednesday December 26, 1:10 am ET

PETACH TIKVA, Israel, Dec. 26 /PRNewswire-FirstCall/ -- 012 Smile.Communications (NASDAQ Global market and TASE: SMLC), a growth-oriented provider of communication services in Israel, today announced that it has been chosen by Sheba Medical Center at Tel Hashomer to deploy an extensive Wireless Internet Access system for the use of its doctors, staff, patients and guests.

Under the framework of the contract, 012 Smile.Communications will design, install, manage and maintain a state-of-the-art, high-speed wireless access network throughout the medical center, including in its mother and child center and residential areas as well as in the attached hotel and shopping center. It will also provide "surfing stations" throughout the campus, and support all services on a 24/7 basis.

"We are proud to add the prestigious Sheba Medical Center at Tel Hashomer to the long list of hospitals and other health establishments that have chosen 012.Smile Communications to deploy wireless access networks throughout their facilities," commented Mr. Yaron Steinberg, VP Sales of 012 Smile.Communications. "Our traction in this important sector is a natural outgrowth of the many large-scale WiFi projects that we have completed over the past two years for a broad variety of customers, extending wireless access throughout many of the Clal Health Fund's hospitals as well as to 140 branches of the Yellow convenience store chain, the Ben Gurion airport terminal, the Dizengoff Center, leading hotels, cafes and others. We look forward to leveraging our experience and know-how to bring top-quality services to Sheba."

Dr. Itzhak Zaidise, Associate Director of the Sheba Medical Center at Tel Hashomer, added, "The deployment of wireless Internet is another step forward according to a strategy aimed at providing all the services we can for the benefit of our patients, guests, doctors and employees. Once this system is operational, it will become easier for our patients to stay connected with the world at large -- either from their bed via a laptop computer, or via the 'surfing stations' that we are setting up throughout the campus. As such, people will be able to make better use of the time they must spend here, an advantage that we hope will help speed the healing process."

To manage Sheba's HotSpot network, 012 Smile.Communications will integrate the advanced Cisco System Management System (SSG). Among its many features, this system will enable the Company to carry out the majority of network management and troubleshooting tasks remotely from its headquarters, including the management of credit card payments for Internet access services.

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signalling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 72.4% owned subsidiary of Internet Gold Golden Lines Ltd. (Nasdaq: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net



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Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

     For further information, please contact:

     Ms. Idit Azulay
     012 Smile.Communications Ltd
     +972 72-2003848
     i.azulay@smile.net.il





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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                  (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  December 26, 2007